Exhibit 12.1

TRITON PCS, INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Years Ended December 31,
	1999	2000	2001	2002	2003
Computation of Earnings:
Pre-tax income from continuing operations before loss from equity investees	($149,360)	($176,012)	($196,589)	($133,903)	($141,188)
Adjustments to earnings:
Fixed charges (as computed below)	58,518	75,030	138,795	164,934	159,857
Interest capitalized	(12,300)	(9,543)	(5,934)	(4,210)	(1,718)
Amortization of capitalized interest	—	2,001	2,832	3,203	3,212

Earnings as adjusted	($103,142)	($108,524)	($60,896)	$30,024	$20,163

Computation of Fixed Charges
Interest expense	$41,061	$55,903	$117,499	$144,086	$141,210
Capitalized interest	12,300	9,543	5,934	4,210	1,718
Portion of rental expense which is representative of interest	5,157	9,584	15,362	16,638	16,929

Total fixed charges	58,518	75,030	138,795	164,934	159,857

Deficiency of earnings to cover fixed charges	($161,660)	($183,554)	($199,691)	($134,910)	($139,694)